File No. 70-09957


                          (As filed February 3, 2004)


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                         POST-EFFECTIVE AMENDMENT NO. 2
                                  TO FORM U-1/A
                             APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                               KeySpan Corporation
                            KeySpan Insurance Company
                              One MetroTech Center
                            Brooklyn, New York 11201
              (Names of company or companies filing this statement
                  and addresses of principal executive offices)

                               KeySpan Corporation
                              One MetroTech Center
                            Brooklyn, New York 11201
        (Name of top registered holding company parent of each applicant)

                               John J. Bishar, Jr.
              Senior Vice President, General Counsel and Secretary
                               KeySpan Corporation
                              One MetroTech Center
                               Brooklyn, NY 11201
               (Name and address of agent for service of process)



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     This  post-effective  Amendment  No. 2 amends and  restates  the Form U-1/A
Application in this proceeding in its entirety as follows:

Item 1.  Description of Proposed Transaction

     (a) KeySpan Corporation ("KeySpan"), a New York corporation and a holding company registered under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its wholly-owned subsidiary, KeySpan Insurance Company ("KIC") (collectively referred to herein as "Applicants"), file this post-effective amendment to seek an expansion of the authorization granted to KeySpan under a prior Securities and Exchange Commission (the "Commission") order. By order dated April 24, 2003, Holding Co. Act Release No. 27669 (the "Captive Order"), the Commission authorized KeySpan to organize a subsidiary to engage in activities associated with a captive insurance company. In accordance with the Captive Order, KeySpan formed KIC, which is authorized to provide certain insurance services to KeySpan and its subsidiaries (the "KeySpan System") as more fully described in the underlying application to the Captive Order. This post-effective amendment seeks authorization for KIC to additionally provide property, boiler and machinery "all risk" insurance services to the KeySpan System, as described in more detail below.

     The Captive Order authorized KeySpan to organize a captive insurance company that would reinsure certain commercial insurance bought by the KeySpan System from commercial insurance companies. In particular, KIC, the captive insurance company, is authorized to provide several major types of coverage to the KeySpan System, including automobile liability, workers' compensation and general liability. In addition, KIC is authorized to provide general liability and workers' compensation insurance to its principal contractor under an Owner's Controlled Insurance Program ("OCIP"). The contractor provides scheduled gas main construction and maintenance to the KeySpan System. Except for the general liability and workers' compensation insurance provided to the principal contractor under OCIP, KIC will not extend or provide to any non-affiliated company any insurance services, unless otherwise expressly authorized by the Commission.

     KIC assumes the risk of the more predictable loss layer from the commercial insurers for automobile and general liability losses, and for workers'
compensation.   Commercial   insurance   will   continue  to  be  purchased  for
"unpredictable" losses above the predictable loss layers for automobile and general liability, and for workers' compensation from various commercial insurance companies, as was done under the program prior to the formation of KIC.

     To the extent that KIC procures insurance at a lower cost than that which could be obtained through traditional insurers, the savings in the premiums flow through ratably to the KeySpan System companies through the operation of the allocation methodology used to establish premiums.

     Applicants now propose that KIC would offer property, boiler and machinery "all risk" insurance services to the KeySpan System. KeySpan currently insures these property-related risks through the traditional, commercial insurance market. It has various deductibles ranging from $100,000 on common structures to $2,500,000 on the KeySpan System's power generation units. It purchases limits up to $2 billion from the commercial insurance market. Due to the state of the commercial insurance market, KeySpan has not been able to obtain coverage below the minimum $100,000 deductible. This has created a burden for some of the smaller KeySpan System companies that do not want to expose themselves to such a large self-insured retention.


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


     KIC could be utilized to provide property-related coverage with smaller self-insured retentions to those KeySpan System companies that do not have such a large capacity for risk. KIC will allocate premiums to the KeySpan System companies according to property values associated with those companies. In other words, the KeySpan System companies with the smallest asset values and therefore the smallest risk under a property program will pay the smallest premium. KeySpan regularly reports the current market value of its property to the commercial insurers it utilizes in its present insurance program. KIC can use that information to determine the percentage each system company is responsible for and charge the individual operating units that percentage of the whole. KIC would allocate such property value-based premiums at KeySpan System company locations down to a level of a $10,000 deductible. This added service would not increase costs to the KeySpan System because such costs are currently, and would continue to be, paid through operating expenses. Moreover, there would be no additional staffing requirements for KeySpan System companies.

     Additionally, KIC can be used as a vehicle to lower costs to the KeySpan System companies by acting as a buffer layer between current commercial market deductibles and planned increases in such deductibles. KeySpan could engage the commercial market at higher deductibles than currently possible because KIC would insure the increased risk associated with higher deductibles. Increasing the commercial market deductibles will allow the KeySpan System to reduce commercial market premiums. The premium charged by KIC for this buffer layer would be calculated based on expected losses, utilizing the same method as used by commercial insurance companies. Moreover, the premium charged by KIC will not include an additional charge for profit or administration and will therefore provide further savings to the KeySpan System companies.

     To the extent that KIC can provide insurance at a lower cost than that which could be obtained through traditional insurers, the savings will continue to flow through ratably to the KeySpan System companies through the allocation methodology used to establish premiums, as described above.

     In addition, KeySpan will file a certificate of notification on a semi-annual basis describing the following:

     1) a summary for the reporting period of each KeySpan System company's premium payments to KIC pursuant to the allocation methodology used to establish premiums organized by line of insurance coverage provided by KIC;

     2) for the first three years of KIC's operations, a statement of actual savings achieved by the KeySpan System as a result of KIC's operations during the period; and

     3) a copy of KIC's income statement and balance sheet, including any notes thereto.



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

     Accordingly, as stated, Applicants seek an order of this Commission, supplemental to the Captive Order, authorizing Applicants to engage in the expanded KIC insurance program, as described herein.

Item 2.  Fees, Commissions and Expenses

     The fees, commissions and expenses incurred or to be incurred in connection with this Application are estimated not to exceed $10,000.

Item 3.  Applicable Statutory Provisions

          A. Sections 9 and 10

     Under Section 9(a) of the Act, it is unlawful for a registered holding company or subsidiary thereof to acquire an interest in a business unless the acquisition has been authorized by the Commission under Section 10 of the Act. The Captive Order authorized KeySpan to form KIC and to engage in the insurance activities described therein. In this application, KIC seeks to expand the scope of its authorized business and, accordingly, seeks supplemental authorization under Sections 12(b) and 13(b), and Rule 45 of the Act.

          B. Sections 12(b) and 13(b), and Rule 45

     Section 12(b) under the Act generally makes it unlawful for any registered holding company subsidiary to lend or in any manner extend its credit to or indemnify any company in the same holding company system. Rule 45 of the Act provides that such 12(b) lending restrictions apply except pursuant to an effective declaration filed with the Commission or otherwise pursuant to certain enumerated exemptions. The allocation of premiums contemplated by the KIC insurance program described in this Application would be prohibited under
Section 12(b) except pursuant to an effective declaration filed with the Commission as provided by Rule 45.

     Section 13(b) provides certain restrictions regarding the provision of services between affiliate companies in a registered holding company system except in accordance with such terms and conditions and subject to such limitations and prohibitions as the Commission by rules and regulations or order shall prescribe as necessary. The services contemplated by KIC to be provided to the KeySpan System companies would likewise be subject to the terms and conditions provided by Section 13(b).

     The Commission has previously authorized registered holding companies to organize and fund captive insurance companies and to engage in the insurance business for the benefit of associate companies. In the matter of AGL Resources, Inc. ("AGL"), Holding Co. Act Release No. 27378 (April 13, 2001), the Commission authorized AGL to organize a captive insurance company that provides various insurance services, including, but not limited to, "all-risk" property, boiler and machinery coverage. Such services are the same services that KeySpan now requests to be included in the services provided by KIC.


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


     In that matter, AGL's captive insurance company was authorized to assume predictable risks related to the business of the AGL group of companies in lines of insurance similar to the types of insurance proposed to be underwritten by KIC. Specifically, AGL's captive insurance company was permitted to engage in reinsurance activities where: (1) third-party reinsurance companies underwrite the risk; (2) the insurance relates to a permitted business activity engaged in by a member of the AGL group; (3) the captive reinsurance would reasonably be expected to save the AGL group a portion of the risk premium it would otherwise have paid; (4) the captive can obtain, as appropriate, excess or stop-loss coverage. See also Columbia Insurance Corporation, Ltd., Holding Co. Act Release No. 27051 (July 23, 1999), in which the Commission authorized the formation of a similar captive insurance company.

     KIC's captive insurance activities as currently conducted, and as proposed to be conducted with respect to the inclusion of "all-risk" property, boiler and machinery coverage, are fully within the AGL precedent. The additional insurance activities requested herein would not subject the KeySpan System to increased risks and it offers the potential for significant savings that would accrue to the benefit of KeySpan System investors and customers. Consequently, the proposed expansion of KIC's activities are consistent with the interests of consumers, investors and the public interest generally. For these reasons, the Commission should authorize the proposed transaction.

     B. Rule 54

     The proposed transaction is also subject to Rule 54, which provides that in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

     KeySpan currently meets all of the conditions of Rule 53(a) except for clause (1). At September 30, 2003, KeySpan's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $1,072,582,000. With respect to Rule 53(a)(1), the Commission determined in the order dated December 6, 2002, Holding Co. Act Release No. 35-27612, File No. 70-10063 (the "Rule 53(c) Order"), that KeySpan's investments in EWGs and FUCOs in an aggregate amount of up to $2.2 billion is allowed and would not have the adverse effects set forth in Rule 53(c). In addition, KeySpan has complied, and will continue to comply, with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) of affiliate utility company personnel rendering services to KeySpan's EWGs or FUCOs and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. None of the circumstances described in Rule 53(b) has occurred.


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


     With respect to capitalization, there has been no material adverse impact on KeySpan's consolidated capitalization resulting from KeySpan's investments in EWGs and FUCOs. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of KeySpan's EWGs and FUCOs, have a material adverse effect on the financial integrity of the KeySpan system, or an adverse impact on KeySpan's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of KeySpan's overall financial condition which took into account, among other factors, KeySpan's consolidated capitalization ratio and its retained earnings, both of which have improved since the date of the Rule 53(c) Order.

     KeySpan's investments in EWGs and FUCOs have increased from approximately $896 million as of September 30, 2002 to approximately $1.07 billion as of September 30, 2003. Nevertheless, KeySpan's EWG and FUCO investments, in the aggregate, have been profitable for all quarterly periods from December 31, 2000 through September 30, 2003. As of September 30, 2002, the most recent period for which financial statement information was evaluated in the Rule 53(c) Order, KeySpan's consolidated capitalization consisted of 33.03% common equity and 66.97% debt (including long and short-term debt and preferred stock). As of September 30, 2003, KeySpan's consolidated capitalization consisted of 38.67% equity and 61.33% debt (including long and short-term debt and preferred stock). These ratios comply with the requirement in KeySpan's Financing Order that KeySpan's common equity will be at least 30% of its capitalization. KeySpan's average consolidated retained earnings increased from approximately $439 million as of September 30, 2002 to approximately $605 million as of September 30, 2003. Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to KeySpan's investments in EWGs and FUCOs has not had an adverse impact on KeySpan's financial integrity.

Item 4.  Regulatory Approval.


     Although KeySpan believes that no State public utility commission has jurisdiction over the formation of KIC and the reinsurance program described above, it is KeySpan's intention to review the program with the utility commission in each state in which a KeySpan utility operates.

Item 5.  Procedure.


     The Commission is respectfully requested to issue and publish, as soon as practicable, the requisite notice under Rule 23, with respect to the filing of this Application/Declaration but no later than 40 days after this application/declaration has been filed so that an order can be issued by no later than January 2, 2004.




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

     It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed transaction. The Division of Investment Management may assist in the preparation of the Commission's decision, unless the Division opposes the proposals contained herein. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.  Exhibits and Financial Statements

     (a) Exhibits

          A.   Not Applicable

          B.   Not Applicable

          C.   Not Applicable

          D.   Not Applicable

          E.   Not Applicable

          F-1  Opinion of Counsel (Previously filed)

          F-2  Past Tense Opinion of Counsel (To be filed pursuant to Rule 24)

          G    Five Year  History of Premium  Losses by Utility and  Non-utility
               Subsidiaries   (Previously  filed  with  the  Commission,   on  a
               confidential basis, in paper format on Form SE)

          H Analysis of insurance program since 1996 (Previously filed with the Commission, on a confidential basis, in paper format on Form
               SE)

          I    Break-down  of  expected   losses  in  first  year  of  operation
               (Previously filed with the Commission, on a confidential basis, in paper format on Form SE)

          J Break-down of premiums allocations by KeySpan System company (Filed herewith on a confidential basis, in paper format on Form
               SE)


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     (b) Financial Statements

          FS-1 Financial Projections for Captive: FiveYear Balance Sheet, Income
               Statements and Cash Flow Statements (Previously filed with the Commission, on a confidential basis, in paper format on Form SE)

     There have been no material changes, not in the ordinary course of business, since the date of the financial statements filed herewith.

Item 7.  Information as to Environmental Effects.

     The transaction does not involve a "major federal action" nor will it "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. Consummation of the transaction will not result in changes in the operation of KeySpan or its subsidiaries that will have an impact on the environment. KeySpan is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transaction.




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                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, each of the undersigned companies has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.


                                    KEYSPAN CORPORATION


                                    By: /s/ John J. Bishar, Jr.
                                    ---------------------------
                                        John J. Bishar, Jr.
                                        Senior Vice President, General Counsel
                                        and Secretary


                                    KEYSPAN INSURANCE COMPANY

                                    By: KEYSPAN CORPORATION

                                    By: /s/ John J. Bishar, Jr.
                                    ---------------------------
                                        John J. Bishar, Jr.
                                        Senior Vice President, General Counsel
                                        and Secretary















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